

August 17, 2010

Craig L. Godshall, Esq.
Dechert LLP
Circa Centre
2929 Arch Street
Philadelphia, PA 19104

> **Re:** **Westway Group, Inc.**
> **Schedule TO-I**
> **Filed August 9, 2010**
> **File No. 5-82912**

Dear Mr. Godshall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

1. We note that you are offering to purchase 45,999,900 warrants and that there are a total of 52,614,186 warrants outstanding. Please tell us why you believe that Rule 13e-3 does not apply to your tender offer, given that the warrants are listed on the NASDAQ Capital Market and you believe that the purchase of warrants pursuant to the offer may result in delisting. Refer to Rule 13e-3(a)(3)(i)(A) and (ii)(B) and Rule 3a11-1.

2. Please advise us as to how you are complying with the all-holders rule in Rule 13e-4(f)(8)(i), given that you are excluding the Underwriter Warrants and the Founders Warrants. We note that you do not consider the Underwriter Warrants and the Founders Warrants to be the same class of securities as the other 45,999,900 warrants that you are

offering to purchase because they have different terms, including different expiration dates. In your analysis, please address whether the Underwriter Warrants and the Founders Warrants are included in the class of warrants that are registered pursuant to Section 12(b) and whether the Underwriter Warrants and Founders Warrants are similarly listed on the NASDAQ Stock Market.

Forward-Looking Statements, page 5

3. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 and to Section 27A of the Securities Act and Section 21E of the Exchange Act, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Determination of Validity, page 13

4. Explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Conditions of the Offer, page 16

5. We note the offeror's right to waive conditions. If the offeror decides to waive any material conditions, please note that the offeror must expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the 80% minimum tender condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please supplementally confirm your understanding.

6. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the second condition since it is not apparent that security holders will understand what events or non-events would "trigger" the condition, allowing you to abandon the offer. In this regard, we note the reference to "threatened" actions, and those that "directly or indirectly challenge," or those which "delay or otherwise directly or indirectly restrain."

7. You state that any condition may be waived "in whole or in part at any time and from time to time." All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer. Please revise this language to clarify.

8. Please refer to the language relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Incorporation by Reference, page 20

9. We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise to clarify that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions